BAKER & MCKENZIE

貝克・[redacted]時律師事務所

06014732

RECEIVED
JUN 2 8 2006

Baker & McKenzie
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10 Harcourt Road
Central, Hong Kong SAR

香港中環
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和記大廈14樓

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SUPPL

HUADIAN 12g3-2(b)
File No. 82-4932

June 26, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Division of Corporation Finance
- International Mail stop 3-2

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the **"Exchange Act"**), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated November 14, 2005, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li / Joyce Yip

Encl.

PROCESSED
JUN 3 0 2006
THOMSON FINANCIAL

dlw 6/29

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission of June 15, 2006:

1. Overseas Regulatory Announcement – Announcement on Revised Share Reform Proposal, released on June 23, 2006.

File No. 82-4932

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China("PRC"))

(Stock code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT
ANNOUNCEMENT ON REVISED SHARE REFORM PROPOSAL

Reference is made to the announcement of the Company in relation to Share Reform Proposal published in the newspapers on 15 June 2006.

As entrusted and authorized by all holders of Non-circulating Shares, the Company hereby announces the revisions made to the Share Reform Proposal.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the announcement of Huadian Power International Corporation Limited* (the "Company") in relation to Share Reform Proposal (the "Announcement") published in the newspapers on 15 June 2006. Unless the context requires otherwise, terms and expressions defined in this announcement shall have the same meanings in the Announcement.

I. REVISIONS OF SHARE REFORM PROPOSAL

1. After several discussions and consultations with the holders of Circulating A Shares of the Company, the consideration proposed to be paid to each holder of Circulating A Shares under the Share Reform Proposal has been revised from 2.5 shares for every 10 Circulating A Shares to 3 shares for every 10 Circulating A Shares held by such holder of Circulating A Shares whose names appeared on the register of members upon close of business on the Record Date. The 196,000,000 Placing A Shares placed to Huadian Corporation under the A shares issue of the Company in January 2005 will also receive 3 Consideration Shares for every 10 Placing A Shares. The total number of the Consideration Shares under the Share Reform Proposal has changed from the original 191,250,000 shares to 229,500,000 shares. Out of which, the 170,700,000 shares to be transferred to holders of Circulating A Shares pursuant to the Share Reform will become tradable and listed on the first trading day after the implementation of the Share Reform Proposal.

2. Undertakings of the holders of Non-circulating Shares

   Under the original Share Reform Proposal, the undertakings of the holders of Non-circulating Shares remain unchanged, except for the special undertakings and the trading moratorium in addition to statutory requirement made by Huadian Corporation which are revised as follows:

   (1) Huadian Corporation will not engage in the trading of the Non-circulating Shares held by it within 36 months from the day of granting listing status of Non-circulating Shares of the Company. Moreover, Huadian Corporation will also comply with the same undertakings for its 196,000,000 Placing A Shares and the 58,800,000 Consideration Shares offered to it under the Share Reform.

(2) Huandian Corporation will increase its holding of Circulating A Shares from the Circulating A Share market at a right time within two months after the implementation of the Share Reform Proposal of the Company. The amount contributed will not be more than RMB300,000,000 and the number of shares to be acquired by Huandian Corporation will not be more than 120,000,000 shares (the "Acquired Shares"). Huadian Corporation will not sell its Acquired Shares and will duly discharge the obligation of relevant information disclosure in a timely manner during the period of the acquisition of the Acquired Shares and within 6 months after the completion of such acquisition.

(3) Upon the official issuing and implementation of the relevant regulations in relation to the incentive plan for the management of listed companies by the State, Huadian Corporation will propose and proactively procure an incentive plan for the management.

II. CHANGES IN SHAREHOLDING OF THE COMPANY

Based on the shareholding structure of the Company as at 31 March 2006, the shareholding structures of the Company immediately before and after implementation of the Share Reform Proposal will be as follows:

Immediately before the implementation			Immediately after the implementation		
Class of shares	Number of shares (shares)	Percentage (%) of total share capital	Class of shares	Number of shares (shares)	Percentage (%) of total share capital
1. Non-circulating Shares			1. Circulating shares subject to trading moratorium		
State-owned Shares	3,011,075,430	50.01	State-owned Share	2,900,973,386	48.18
State-owned Legal Person Shares	923,443,970	15.33	State-owned Legal Person Shares	868,038,146	14.42
Public Legal Person Shares	86,536,800	1.44	Public Legal Person Shares	81,344,668	1.35
Total Non-circulating Shares	4,021,056,200	66.78	Total Circulating shares subject to trading moratorium	3,850,356,200	63.95
2. Circulating shares			2. Circulating Shares not subject to trading moratorium		
A shares	569,000,000	9.45	A shares	739,700,000	12.28
H shares	1,431,028,000	23.77	H shares	1,431,028,000	23.77
Total circulating shares	2,000,028,000	33.22	Total circulating shares not subject to trading moratorium	2,170,728,000	36.05
3. Total number of shares	6,021,084,200	100	Total number of shares	6,021,084,200	100

According to the shareholding structure of the Company as at 31 March 2006, assuming that the Share Reform Proposal is approved for implementation, the details of the implementation of consideration arrangement are as follows:

Shareholder subject to the implementation of consideration arrangement	Immediately before the implementation: Number of shares (shares)	Immediately before the implementation: Percentage (%) of total share capital	Number subject to the implementation: Number of Consideration Shares payable for the implementation of consideration arrangement (shares)	Immediately after the implementation: Number of shares (shares)	Immediately after the implementation: Percentage (%) of total share capital
Huadian Corporation	3,011,075,430	50.01	168,902,044	2,900,973,386 (including 58,800,000 Consideration Shares will be received by Huadian Corporation under the Proposal but excluding Acquired Shares)	48.18
Shangdong International Trust and Investment Corporation *(Note)*	903,445,970	15.00	54,205,842	849,240,728	14.11
Shangdong Luneng Development (Group) Company Limited	86,536,800	1.44	5,192,132	81,344,668	1.35
Zaozhuang City Infrastructure Investment Company	20,000,000	0.33	1,199,982	18,800,018	0.31
Total	4,021,058,200	66.78	229,500,000	3,850,358,800	63.95

Note: As at the date of this announcement, Shangdong International Trust and Investment Corporation holds 903,443,970 State-owned Legal Person Shares and 2,000 Circulating A Shares of the Company.

Timetable for period of trading moratorium for shares subject to trading moratorium:

Shareholder's Name	Percentage (%) of total share capital subject to trading moratorium (excluding Acquired Shares)	Period of trading moratorium
Huadian Corporation	48.18%	T+36 months
Shangdong International Trust and Investment Corporation	5%	T+12 months
	5%	T+24 months
	4.10%	T+36 months
Shangdong Luneng Development (Group) Company Limited	1.35%	T+12 months
Zaozhuang City Infrastructure Investment Company	0.31%	T+12 months

T: represents the first trading day after implementation of Share Reform Proposal

III. OPINION OF THE SPONSOR, INDEPENDENT DIRECTORS AND LEGAL ADVISORS

According to the relevant laws and regulations of the PRC, CITIC Securities Company Limited ("CITIC"), the sponsor of the Share Reform Proposal, is of the opinion that the revisions of the Share Reform Proposal are made upon communication and negotiation between holders of Non-circulating A Shares and holders of Circulating A Shares, in particular, having taken account of the opinions of majority of holders of Circulating A Shares; that the revisions of the Share Reform Proposal are in compliance with the requirements of relevant laws, rules and regulations and in line with the idea of protecting the interests of holders of Circulating A Shares, and that holders of Non-circulating Shares of the Company are capable to discharge the relevant undertakings. CITIC is willing to continue to recommend the Company to implement the Share Reform Proposal.

In respect of the revisions of Share Reform Proposal, the independent directors of the Company are of the opinion that the revised Share Reform Proposal reflects the results of communication and negotiation between the Company's holders of Non-circulating Shares and holders of Circulating A Shares; demonstrates the respect of holders of Non-circulating Shares to the rights and opinions of holders of Circulating A Shares and is beneficial to the protection of the interests of holders of Circulating A Shares and the smooth completion of the Company's Share Reform. The procedure of revising the Share Reform Proposal is in compliance with requirements of relevant regulations.

Haiwen & Partner of Beijing, the legal advisors to the Share Reform Proposal, is of the opinion that the revisions of the proposal are in compliance with the requirements of the relevant laws, regulations and regulatory documents of the PRC and the revised Share Reform Proposal does not prejudice the interests of the Company and the rights and interests of H shareholders of the Company.

IV. RESUMPTION OF TRADING IN THE A SHARES

The trading in the A shares of the Company will be resumed on the Shanghai Stock Exchange on 26 June 2006.

V. GENERAL MATTERS

Details of the Share Reform Proposal and other relevant documents required under the rules of the Shanghai Stock Exchange ("SSE") are available on the website of SSE www.sse.com.cn.

By Order of the Board
Huadian Power International Corporation Limited
He Gong
Chairman

As at the date of this announcement, the Board comprises:

He Gong (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Shandong, the PRC
22 June 2006

* *For identification only*